Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated May 22, 2014

Relating to Preliminary Prospectus dated May 20, 2014

Registration Statement No. 333-196098

PRICING TERM SHEET

$275,000,000

6.00% Senior Notes due 2019

May 22, 2014

This summary pricing sheet relates only to the securities described below and should only be read together with the Preliminary Prospectus Supplement, subject to completion, dated May 20, 2014, relating to these securities and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Except as set forth in the immediately preceding sentence, this summary pricing sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Capitalized terms not defined herein have the meanings assigned to them in the Preliminary Prospectus Supplement.

Issuers:	Teekay Offshore Partners L.P.
Teekay Offshore Finance Corp.

Securities Offered:	6.00% Senior Notes due 2019 (the “Notes”)

Trade Date:	May 22, 2014

Settlement Date (T+5):	May 30, 2014 (DTC)

Principal Amount:	$275,000,000 (or $316,250,000 principal amount if the underwriters exercise their option to purchase additional Notes in full)

Denominations:	$1000 and integral multiples of $1000 in excess thereof

Final Maturity Date:	July 30, 2019

Interest Payment Dates:	January 30, April 30, July 30 and October 30, commencing July 30, 2014

Coupon:	6.00%

Public Offering Price:	100%, plus accrued interest, if any, from May 30, 2014

Day Count:	30/360

Gross Proceeds:	$275,000,000(1)

Underwriting Discount:	2.023%(1)

Net proceeds to Issuers after underwriting discount, structuring fee and estimated offering expenses:	$268,565,627(1)

Ratings:	The Notes will not be rated by any nationally recognized statistical rating organization

Listing:	The Issuers intend to file an application to list the Notes on the New York Stock Exchange

CUSIP/ISIN:	87901BAA0/US 87901BAA08

Joint Book-Running Managers:	Sterne, Agee & Leach, Inc. DNB Markets, Inc.

Co-Managers:	ABN AMRO Securities (USA) LLC
Raymond James & Associates, Inc.
Scotia Capital (USA) Inc.

(1)	Assumes the underwriters do not exercise their option to purchase additional Notes.

ADDITIONAL INFORMATION:

As of March 31, 2014, we and our subsidiaries had an aggregate of approximately $2.0 billion of secured debt outstanding, and our subsidiaries had an aggregate of approximately $2.0 billion of debt and other liabilities outstanding (in each case, excluding the Notes offered hereby).

Other information (including other financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the information contained herein.

This communication is intended for the sole use of the person to whom it is provided by us. This communication does not constitute an offer to sell the Notes and is not soliciting an offer to buy the Notes in any jurisdiction where the offer or sale is not permitted.

FREE WRITING PROSPECTUS LEGEND

The Issuers have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuers have filed with the SEC for more complete information about the Issuers and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuers, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Sterne, Agee & Leach, Inc. at 277 Park Avenue, 26th Floor, New York, NY 10172, Attn: Syndicate, Email: syndicate@sterneagee.com (tel: (205) 439-6483) or DNB Markets, Inc. at 200 Park Avenue, 31st Floor, New York, New York, 10166 (tel.: (212) 551-9814).

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.